GENSPERA, INC.

October 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GenSpera Inc.

Withdrawal of Registration Statement on Form S-1

Filed on April 24, 2012 and

Amended on August 31 and September 17, 2012

File No. 333-180893

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, GenSpera, Inc. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on April 24, 2012, and all amendments thereto, be withdrawn (File No. 333-180893). The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Craig Dionne
Craig Dionne
Chief Executive Officer